INSURED TERM INSURANCE RIDER


This Rider is made a part of the policy to which it is attached. Except where this Rider provides otherwise, it is subject to all conditions of the policy. This Rider has no contract value associated with it.


DEFINITIONS

BASE DEATH BENEFIT - The maximum of (a) and (b) where: (a) is the Stated Amount of the policy and (b) is the minimum Insurance Amount.

INSURED - The Insured as specified in the Policy Summary.

INSURED TERM BENEFIT - The amount equal to the greater of (a) or (b) where (a) is the Target Stated Amount less the Base Policy Death Benefit and (b) is equal to zero.

STATED TERM AMOUNT - Initial Target Stated Amount less Initial Stated Amount.

TARGET STATED AMOUNT - The total amount of insurance coverage, including both the base policy and the term insurance. The initial Target Stated Amount is shown on the Policy Summary. No increases to the Insured Term Benefit amount will be allowed.

BENEFIT

If the Insured's death occurs while the policy and this Rider are in force, then We will pay the Insured Term Benefit to the Beneficiary upon Our receipt of Due Proof of the Insured's death. We will deduct from the Insured Term Benefit any unpaid charges accruing to Us at the time of death. If no Beneficiary survives the Insured, You will be the Beneficiary. If You are the Insured, Your estate will be the Beneficiary. The rights of any collateral assignee may affect the interest of the Beneficiary.

CHANGE IN TARGET STATED AMOUNT

You may request an increase or a decrease in your Target Stated Amount. An increase to the Target Stated Amount will be allocated amongst the Stated Amount and the Stated Term Amount in proportion to the amounts on the Issue Date. The minimum amount of increase in the Target Stated Amount is the Minimum Insurance Amount as shown on the Policy Summary.

TERM

Subject to the Termination provision, this Rider is effective until the Rider Expiry Date shown on the Policy Summary.

CHARGE

This Rider is issued in consideration of the application for it and the deduction of the additional charge as shown on the Policy Summary. The maximum additional charge per $1,000 is equal to the Guaranteed Cost of Insurance Rates. We may use rates less than those shown, which will be based upon Our expectations as to future experience.

The cost per $1,000 of the Insured Term Benefit is determined on each Deduction Day. It is based on the age, sex, rate class and duration of the Insured.

ISSUE DATE

The Issue Date of this Rider is the same as that of the policy unless otherwise shown on the Policy Summary.

CONTEST

When applied to this Rider, this provision will be measured from the Issue Date of the Rider.

MISSTATEMENT

If the age and/or sex of the Insured was incorrectly stated in the application, all benefits under this Rider will be adjusted to the amount that the charge paid would have purchased at the correct age and/or sex.

SUICIDE

If within two years from the Issue Date of this Rider, the Insured's death occurs and is due to suicide while sane or insane, the amount payable under this Rider will be limited to the charges paid under this Rider.

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TERMINATION

This Rider will terminate on the earliest of:

1. subject to the Grace Period provision of the policy, the date on which the Cash Surrender Value would not be enough to pay charges due for the policy and the Rider; or

2.   the policy termination or maturity; or

3.   the Rider Expiry Date.




                                                 THE TRAVELERS INSURANCE COMPANY

                                                       /s/ George C. Kokulis

                                                            President


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